

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Toni Y. Hickey
Chief Legal Officer and Corporate Secretary
FILT Red, Inc.
26 Century Boulevard
Nashville, Tennessee 37214

> **Re: FILT Red, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted July 26, 2022**
> **CIK No. 0001921963**

Dear Ms. Hickey:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to the Draft Registration Statement on Form S-1 submitted July 26, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 53

1. We have reviewed your responses to prior comments one and two and have the following additional comments:
    *   You disclose on page 53 that the autonomous entity adjustments include estimated costs you are expected to incur to operate as an autonomous entity. We further note your disclosure on page 54 that you are in the process of establishing various functions on a standalone basis. Please enhance your disclosure to clarify if you have entered into transactions to establish such functions and if so, describe the material terms of the transactions, including how you quantified the related autonomous entity adjustments. To the extent these adjustments do not relate to a probable or executed

transaction, please tell us what consideration you gave to presenting these adjustments as management's adjustments instead of autonomous entity adjustments;

- Please enhance your disclosure on page 54 to distinguish which of the recurring costs in the bulleted list are covered by the transition services agreement and which are not. In addition, please revise Note 1(a) on page 59 to describe the transition services agreement and include the calculation of the adjustment necessary to reflect the transition services agreement. The calculation should identify and quantify any material assumptions. If there are other transactions or agreements for which pro forma effect is being given, please present a separate pro forma adjustment with a pro forma footnote in a similar manner; and

- Regarding the bulleted list of one-time expenses associated with becoming a standalone public company on page 54, please revise your disclosure to clarify if these costs relate to actual transactions that have occurred or for which agreements have been executed. To the extent these adjustments do not relate to a probable or executed transaction, please tell us what consideration you gave to presenting these adjustments as management's adjustments instead of autonomous entity adjustments. In addition, please revise Note 2(b) on page 59 to describe the related probable or executed transaction and include the calculation of the adjustment necessary to reflect the related transaction. The calculation should identify and quantify any material assumptions.

You may contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mark L. Mandel